Exhibit 4.6

2015 omnibus equity incentive COMPENSATION plan

Award Agreement

Caledonia Mining Corporation Plc (the “Company”) hereby grants the following Performance Units (“PUs”) (being the Tranche 4 PUs and Tranche 5 PUs (as such terms are defined in the Recipient’s Award Agreement dated January 11, 2016)) to the Participant named below (the “Recipient”), in accordance with and subject to the terms, conditions and restrictions of this Agreement, together with the provisions of the 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) of the Company for services rendered to the Company and its subsidiaries:

Name of Recipient:	[ ]

Grant of PUs:

Date of Grant:	January 11, 2019 (“PUs Grant Date”).
Value of PUs at Date of Grant:	US$[ ]
Price Per Share at Date of Grant[1]:	US$[ ]
Target Number of PUs:	[ ] (“Target PUs”)
Vesting Date of PUs:

Subject to any reduction, cancellation, forfeiture or acceleration in vesting as provided in the Plan or this Award Agreement, 100% of the PUs granted pursuant to this Award Agreement will vest on January 11, 2022 (“PUs Vesting Date”).

Performance Measures:

The number of PUs which will vest on the PUs Vesting Date (including an increase or decrease in the Target PUs) will be equal to the Target PUs multiplied by the score determined in accordance with Appendix A (the “Performance Multiplier”) to this Award Agreement.

Performance Period:	January 1, 2019 to December 31, 2021.
Dividend Reinvestment:

The Recipient will be entitled to receive, from and after the PUs Vesting Date until settlement of the PUs, for each vested PU held at the time of payment of a dividend by the Company, the cash equivalent of such dividend declared by the Company on one Share. Such cash equivalents paid by the Company shall, with respect to each vested PU, be automatically reinvested in additional PUs at a price per PU equal to the then applicable PU Share Price, such PU Share Price to be converted to the USD equivalent based on the average CAD/USD exchange rate posted by the Bank of Canada for the 3 months immediately preceding the payment of the dividend equivalent. For the avoidance of doubt, all additional PUs accrued to the Recipient through dividend reinvestment shall be subject to the terms, conditions and restrictions of this Agreement and the Plan. No PUs accrued to the Recipient through dividend reinvestment shall be subject to adjustment, either upwards or downwards, by the Performance Multiplier.

___________________________

1 The Fair Market Value of a Share underlying a PU shall be equal to the greater of (i) the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the relevant date in which such valuation occurs or (ii) the closing price of the Shares on the TSX on the trading day immediately prior to such valuation date (i.e., grant date, dividend payment date, settlement date) (the “PU Share Price”), such PU Share price to be converted to the USD equivalent based on the average CAD/USD exchange rate posted by the Bank of Canada for the 3 months immediately preceding the relevant date in which such valuation occurs.

Settlement:

The settlement value of the PUs shall be an amount equal to the Target Number of PUs (after application of the Performance Multiplier) multiplied by the PU Share Price, such PU Share Price to be converted to the USD equivalent based on the average CAD/USD exchange rate posted by the Bank of Canada for the 3 months immediately preceding the settlement. Such settlement value may be paid to the Recipient in the same currency and in the same manner that the Recipient receives his or her regular compensation.

Notwithstanding the foregoing, the Recipient may, except in the event of a Change of Control, request that settlement be made in whole or in part in the form of Shares at a value equal to the then applicable PU Share Price at the date of settlement and, in the event that such request is made, the Company shall endeavour to satisfy such request to issue Shares subject to applicable law and regulations (including, but not limited to, any restrictions on the issue of securities pursuant to the Plan and the Company’s share dealing code in force from time to time and the requirements of any securities exchange upon which the Shares are then listed) and otherwise on such terms and conditions as the Committee may determine.

Death of the Recipient:

If the Recipient dies while an Employee of the Company or an Affiliate, any PUs held by the Recipient that have not vested will immediately vest and will be settled with the estate of the Recipient as soon as practicable. The Performance Multiplier will be applied to determine the number of PUs that vest as if the applicable Performance Period has been completed. If a Performance Period is in progress at the time of the Recipient’s death or for future Performance Periods, the Performance Multiplier will be calculated on the basis of the Performance Measures achieved at the end of the immediately preceding interim period. The determination of the foregoing will be in the sole and unfettered discretion of the Committee.

1.                  The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Award Agreement and all capitalized terms used in this Award Agreement, unless expressly defined in a different manner, have the meanings given to them in the Plan. Except where the terms and provisions of this Award Agreement specifically state that they supersede the terms or provisions of the Plan, in the event of a conflict between any term or provision contained in this Award Agreement and a term or provision of the Plan, all terms and provisions of the Plan will govern and prevail.

2.                  The Awards granted pursuant to this Award Agreement are recorded in a notional account held by the Company in your name, to which you may refer at any time.

3.                  Nothing contained in this Award Agreement or the Plan will give the Recipient or any other Person any interest or title in or to any Share or any rights as a shareholder of the Company (including, without limitation, any right to receive dividends or other distributions from the Company, voting rights, warrants or rights under any rights offering) or any other legal or equitable right against the Company whatsoever, other than as set forth in this Award Agreement and in the Plan.

4.                  If the Recipient voluntarily Retires, the Committee may, in its sole discretion but will have no obligation to, accelerate the vesting of any unvested Awards granted pursuant to this Award Agreement. In exercising its discretion, the Committee will consider the nature of the Recipient’s withdrawal from employment or office with the Company or Affiliate, including without limitation the notice period given by the Recipient, the transition responsibilities carried out by the Recipient and the Recipient’s adherence to any applicable restrictive covenants.

5.                  It is hereby agreed between the Company and the Recipient that the Awards granted pursuant to this Award Agreement constitute the Tranche 4 PUs and Tranche 5 PUs (as such terms are defined in the Recipient’s Award Agreement dated 11 January, 2016 (the “Previous Award Agreement”)), as increased commensurate with any increases in the Recipient’s current salary since the Previous Award Agreement, and it is acknowledged that the Tranche 5 PUs are hereby granted as of the date of this Award Agreement rather than on the fourth anniversary of the PUs Grant Date (as defined in the Previous Award Agreement). For the avoidance of doubt, no further PUs, other than those the subject of this Award Agreement, shall be awarded pursuant to paragraph 6 of the Previous Award Agreement and the terms of such paragraph shall hereby be agreed to have been satisfied in full.

6.                  The Recipient will not be obligated to settle any Awards granted pursuant to this Award Agreement on the vesting date of such Awards but may elect to settle at any time after such vesting date.

7.                  Nothing in the Plan or in this Award Agreement will affect the Company’s right, or that of an Affiliate, to terminate the employment or term of office or engagement of a Recipient at any time for any reason whatsoever. Upon such termination, the Recipient’s rights in respect of the Awards granted under this Award Agreement will be subject to restrictions and time limits, the complete details of which are set out in the Plan.

8.                  Without restriction, and for the avoidance of doubt, the Recipient agrees that the Recipient will not be entitled to any rights to accrue, vest or exercise any Awards during or in respect of any termination notice or severance period under the Recipient’s employment agreement or employment arrangements.

9.                  Each notice relating to the Awards must be in writing. All notices to the Company must be delivered personally or by prepaid registered mail and must be addressed to the Chief Financial Officer of the Company with a copy to the Company Secretary of the Company. All notices to the Recipient will be addressed to the principal address of the Recipient on file with the Company. Either the Company or the Recipient may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally, on the date of delivery, and if sent by prepaid, registered mail, on the fifth business day following the date of mailing. Any notice given by either the Recipient or the Company is not binding on the recipient of such notice until received.

10.              Subject to 8.3 or 10.7 of the Plan, as applicable, any Award granted pursuant to this Award Agreement may only be held during the lifetime of the Recipient by the Recipient personally and no assignment or transfer of an Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Award whatsoever in any assignee or transferee, and immediately upon any assignment or transfer or any attempt to make such assignment or transfer, the Award granted under this Award Agreement terminates and is of no further force or effect. Complete details of this restriction are set out in the Plan.

11.              In the event of a Change of Control, all PUs granted pursuant to this Award Agreement shall immediately vest and the value of such PUs shall be paid out in cash within 30 days subsequent to the Change of Control in an amount based on the Change of Control Price. For the avoidance of doubt, the Committee shall have no discretion regarding the form of payment and there shall be no Alternative Awards as described in Article 14 of the Plan.

12.              The Recipient hereby acknowledges and agrees that:

(a)	any rule, regulation or determination, including the interpretation by the Committee, with respect to the Awards granted under this Award Agreement and, if applicable, its exercise, is final and conclusive for all purposes and binding on all Persons, including the Company and the Recipient;

(b)	the participation of the Recipient in the Plan is entirely voluntary; and

(c)	the Recipient has been advised to obtain independent legal and tax advice prior to entering into this Award Agreement and by entering this Agreement the Recipient represents that he or she did obtain whatever independent legal and tax advice he or she considered appropriate and sufficient.

13.              This Award Agreement has been made in and is to be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

CALEDONIA MINING CORPORATION PLC

By:
Authorized Signatory

I have read the foregoing Award Agreement and hereby accept the Awards in accordance with and subject to the terms and conditions of this Award Agreement and the Plan. I understand that I may review the complete text of the Plan by contacting the Company Secretary. I agree to be bound by the terms and conditions of the Plan governing the Award.

Date Accepted	Recipient’s Signature

Recipient’s Name (Please Print)

APPENDIX A
PERFORMANCE MULTIPLIER

The Performance Multiplier will be calculated based on an agreed gold production performance measure for the quarter ending December 31, 2021. The number of PUs to vest on the PUs Vesting Date will be determined based on the Performance Multiplier, calculated as follows:

Performance Measure(1)	Guideline Weight(2)	Below 70% of Target Met	70% of Target Met	Target Met	Maximum – 200% of Target
Gold Production	100%	No PUs vest	70% PUs vest	100% PUs vest	200% PUs vest

Notes:

(1)	The Performance Measure will be determined based on the applicable Life of Mine Plan target summarized in an addendum to this agreement in due course. For the purposes of determining whether a target has been met mid-year, the results for the immediately prior interim quarterly period will be annualized and applied. The addendum will set forth the applicable targets for interim periods.

(2)	If the applicable target is met, then a score equal to the Guideline Weight is achieved. For example, if the target Gold Production is met, a score of 100% would be received. If the target is exceeded by 10%, a score of 110% would be received. If a score of less than 70% is achieved, no PUs will vest. If a score above 200% is achieved, the maximum number of PUs will continue to be 200% of the Target PUs.